February 8, 2012

RE: Get cash now from your Sentio Healthcare Properties, Inc. (formerly Cornerstone Healthcare Properties) investment.

Dear Investor,

Good news!  Now you can sell your Sentio Healthcare Properties, Inc. (formerly, Cornerstone) investment and regain control of your money.  Right now, MPF will pay you $2.50 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Sentio Healthcare Properties, Inc. to decide if or when you get your money back. But this offer expires on March 28, 2012, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now, not 2018 or later. Sentio has an infinite life, and its “investment objective” is to list by 2018, but it is not required to do so under its Charter.  Sell today and ensure you get your money out from this security.

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The share redemption program has been suspended indefinitely. Sentio recently announced that its “suspending repurchases under the program for reasons other than death effective May 29, 2011” and that it “can make no assurances as to when or if repurchases will resume.” But now you can sell your Shares and get your money.

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Regain control over your investments. It’s your money, but you can’t access it. New management has taken over this REIT, but there’s no change in your liquidity.  Now you can move your money into a more liquid investment or simply cash out and pay your bills.

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Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Sentio can be very difficult to sell. It can take weeks or months to find an interested buyer and Sentio may continue to operate indefinitely! But now you can sell your Shares and get your money out.

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Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Sentio confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires March 28, 2012 (unless extended). So don’t delay. Fill out and mail in the Sentio Assignment Form today so we can transfer the Shares and rush you a check.